August 2, 2024

Francis Knuettel II
Chief Executive Officer
Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

        Re: Chromocell Therapeutics Corporation
            Registration Statement on Form S-1
            Filed July 29, 2024
            File No. 333-281070
Dear Francis Knuettel II:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    David E. Danovitch, Esq.